Mail Stop 3561

      							 September 14, 2005



By Facsimile and U.S. Mail

Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, LTD.
10077 South 134th Street
Omaha, NE 68138

Re:	Professional Veterinary Products, LTD.
      Form 10-K for Fiscal Year Ended July 31, 2004
      Filed October 29, 2004
      File No. 000-26326
      Form 10-Q for Fiscal Quarter Ended April 30, 2005
      Filed June 14, 2005
      File No. 000-26326
      Forms 10-K/A for Fiscal Year Ended July 31, 2004
      Filed August 1, 2005 and September 8, 2005
      File No. 000-26326
      Forms 10-Q/A for Fiscal Quarter Ended April 30, 2005
      Filed August 1, 2005 and September 8, 2005
      File No. 000-26326

Dear Dr. Reilly:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,



								Michael Moran
      Accounting Branch Chief